UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)
                             -----------------------

                             PLAYTEX PRODUCTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   72813P 100
                                 (CUSIP Number)
                             -----------------------

                                 ROBERT B. HAAS
                     C/O HAAS WHEAT & PARTNERS INCORPORATED
                         300 CRESCENT COURT, SUITE 1700
                               DALLAS, TEXAS 75201
                            TEL. NO.: (214) 871-8300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  June 1, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

                               Page 1 of 33 Pages

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                          Page 2 of 33 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HWH Capital Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      8,055,555
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        - 0 -
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          8,055,555

                                10        SHARED DISPOSITIVE POWER

                                          - 0 -

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,055,555

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.4%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                          Page 3 of 33 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HWH Valentine Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      9,028,482
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        - 0 -
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          9,028,482

                                10        SHARED DISPOSITIVE POWER

                                          - 0 -

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,028,482

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.0%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                          Page 4 of 33 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HWH Surplus Valentine Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      - 0 -
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,915,963
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          - 0 -

                                10        SHARED DISPOSITIVE POWER

                                          2,915,963

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,915,963

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                          Page 5 of 33 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HWH, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      8,055,555
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        - 0 -
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          8,055,555

                                10        SHARED DISPOSITIVE POWER

                                          - 0 -

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,055,555

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.4%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                          Page 6 of 33 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HWH Valentine, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      9,028,482
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,915,963
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          9,028,482

                                10        SHARED DISPOSITIVE POWER

                                          2,915,963

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,944,445

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.0%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                          Page 7 of 33 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HWH Incorporated

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      8,055,555
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        - 0 -
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          8,055,555

                                10        SHARED DISPOSITIVE POWER

                                          - 0 -

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,055,555

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.4%

14        TYPE OF REPORTING PERSON

          IV

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                          Page 8 of 33 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HWH Valentine Incorporated

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      9,028,482
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,915,963
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          9,028,482

                                10        SHARED DISPOSITIVE POWER

                                          2,915,963

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,944,445

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.0%

14        TYPE OF REPORTING PERSON

          IV

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                          Page 9 of 33 Pages
          ----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert B. Haas

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

           NUMBER OF                      17,084,037
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,915,963
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          17,084,037

                                10        SHARED DISPOSITIVE POWER

                                          2,915,963

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,000,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.2%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 10 of 33 Pages
          ----------


         This Amendment No. 1 (the "Current Statement") amends and supplements the information supplied by the Reporting Parties (defined herein) with respect to the information in Items 4 and 6, which was included in the initial filing of a Statement on Schedule 13D dated June 6, 1995 (the "Initial Statement") with respect to common stock, par value $.01 per share, of Playtex Products, Inc. on behalf of the Reporting Parties. The information contained in this Current Statement is hereby incorporated by reference as if set forth in its entirety herein. Pursuant to Rule 13d 2(c) of the Securities Exchange Act of 1934, as amended, the entire text of the Current Statement is being restated herein, although previously filed paper exhibits are incorporated by reference. The previously filed information supplied in the Current Statement has not been retroactively adjusted to reflect stock splits, reverse stock splits or other similar changes to the outstanding common stock.

Item 1.  Security and Issuer.

The Initial Statement reported Item 1 as follows:

         This Schedule relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Playtex Products, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 300 Nyala Farms Road, Westport, Connecticut 06880.

Item 2.  Identity and Background.

The Initial Statement reported Item 2 as follows:

         (a), (b), (c) and (f). The names and addresses of the persons filing this Schedule are as follows:

         HWH Capital Partners, L.P. ("HWHCP"), a Delaware limited partnership, whose address is c/o Haas Wheat & Harrison Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which is a private investment partnership;

         HWH Valentine Partners, L.P. ("HWHVP"), a Delaware limited partnership, whose address is c/o Haas Wheat & Harrison Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which is a private investment partnership;

         HWH Surplus Valentine Partners, L.P. ("HWHSVP"), a Delaware limited partnership, whose address is c/o Haas Wheat & Harrison Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which is a private investment partnership;

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 11 of 33 Pages
          ----------


         HWH, L.P. ("HWHLP"), a Delaware limited partnership, whose address is c/o Haas Wheat & Harrison Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which acts as the sole general partner of HWHCP;

         HWH Valentine, L.P. ("HWHV"), a Delaware limited partnership, the general partner of HWHVP and HWHSVP, whose address is c/o Haas Wheat & Harrison Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which acts as the sole general partner of HWHVP and HWHSVP;

         HWH Incorporated ("HWHI"), a Delaware corporation, whose address is c/o Haas Wheat & Harrison Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which acts as the sole general partner of HWHLP;

         HWH Valentine Incorporated ("HWHVI"), a Delaware corporation, the general partner of HWHV, whose address is c/o Haas Wheat & Harrison Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which acts as the sole general partner of HWHV; and

         Robert B. Haas and Douglas D. Wheat are the sole stockholders of HWHI. Robert B. Haas and Douglas D. Wheat are the sole stockholders of HWHVI. The sole general partner of HWHCP, HWHVP, and HWHSVP, is HWHLP, HWHV and HWHV, respectively, and the sole general partner of each of such limited partnerships is HWHI, HWHVI and HWHVI, respectively, each of which is a corporation controlled by Mr. Haas. Information is response to Items (a) through (c) and (f) with respect to Messrs. Haas, Wheat and Harrison is set forth in Appendix I, attached hereto and incorporated by reference herein.

         The above named persons are sometimes referred to as the "Reporting Parties." HWHCP, HWHVP, and HWHSVP are referred to collectively, as the "Investors."

         (d) and (e). None of the Reporting Parties has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 12 of 33 Pages
          ----------

         Item 2 is hereby amended as follows:

         (a), (b), (c) and (f). The names and addresses of the persons filing this Schedule are as follows:

         HWH Capital Partners, L.P. ("HWHCP"), a Delaware limited partnership, whose address is c/o Haas Wheat & Associates Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which is a private investment partnership;

         HWH Valentine Partners, L.P. ("HWHVP"), a Delaware limited partnership, whose address is c/o Haas Wheat & Associates Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which is a private investment partnership;

         HWH Surplus Valentine Partners, L.P. ("HWHSVP"), a Delaware limited partnership, whose address is c/o Haas Wheat & Associates Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which is a private investment partnership;

         HWH, L.P. ("HWHLP"), a Delaware limited partnership, whose address is c/o Haas Wheat & Associates Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which acts as the sole general partner of HWHCP;

         HWH Valentine, L.P. ("HWHV"), a Delaware limited partnership, the general partner of HWHVP and HWHSVP, whose address is c/o Haas Wheat & Associates Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which acts as the sole general partner of HWHVP and HWHSVP;

         HWH Incorporated ("HWHI"), a Delaware corporation, whose address is c/o Haas Wheat & Associates Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which acts as the sole general partner of HWHLP;

         HWH Valentine Incorporated ("HWHVI"), a Delaware corporation, the general partner of HWHV, whose address is c/o Haas Wheat & Associates Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201, and which acts as the sole general partner of HWHV; and

         Robert B. Haas and Douglas D. Wheat are the sole stockholders of HWHI. Robert B. Haas and Douglas D. Wheat are the sole stockholders of HWHVI. The sole general partner of HWHCP, HWHVP, and HWHSVP,

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 13 of 33 Pages
          ----------


         is HWHLP, HWHV and HWHV, respectively, and the sole general partner of each of such limited partnerships is HWHI, HWHVI and HWHVI, respectively, each of which is a corporation controlled by Mr. Haas. Information is response to Items (a) through (c) and (f) with respect to Messrs. Haas and Wheat is set forth in Appendix I, attached hereto and incorporated by reference herein.

         The above named persons are sometimes referred to as the "Reporting Parties." HWHCP, HWHVP, and HWHSVP are referred to collectively, as the "Investors."

         (d) and (e). None of the Reporting Parties has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Initial Statement reported item 3 as follows:

         Pursuant to the Stock Purchase Agreement (a copy of which is attached hereto as Exhibit 1), dated as of March 17, 1995 (the "Stock Purchase Agreement"), among the Company and the Investors, the Company issued, and the Investors acquired from the Company, an aggregate of 20,000,000 shares of Common Stock for an aggregate purchase price (the "Purchase Price") of $180,000,000, upon the terms and subject to the conditions set forth in the Stock Purchase Agreement.

         The funds used by the Investors to pay the Purchase Price were obtained by the Investors from capital contributions made by its partners pursuant to their capital commitments.

         Item 3 is hereby amended as follows:

         The Current Filing is not being made in order to report an acquisition or disposition of shares, but instead to report changes to existing contractual relationships with the Company with respect to (i) Amendment No. 1, dated as of June 1, 1998 ("Amendment No. 1"), by and among the Company and the Investors, to the Stock Purchase Agreement ("Stock Purchase Agreement"), dated as of March 17, 1995, among the Company and the Investors, and (ii) the First Amended and Restated Registration Rights Agreement ("Amended Registration Rights Agreement") among the Company and the Investors.

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 14 of 33 Pages
          ----------


Item 4.  Purpose of the Transaction.

         The Initial Statement reported item 4 as follows:

         The Investors have acquired the Shares for the purposes of making a significant investment in the Company, obtaining the right to nominate a simple majority of the Company's Board of Directors and exercising the rights contained in the agreements referred to in the next sentence. The Stock Purchase Agreement, the Registration Rights Agreement, dated as of March 17, 1995 (the "Registration Rights Agreement"), among the Company and the Investors, and the Voting and Disposition of Securities Agreement, dated as of June 6, 1995 (the "Securities Agreement") between HWHV and Phemus Corporation, the sole limited partner of HWHSVP ("Phemus"), which are attached hereto as Exhibits 1, 2 and 3, respectively, and which are incorporated herein by reference, contain, among other things, certain provisions which relate to (i) the acquisition and disposition of securities of the Company, (ii) a change in the present board of directors of the Company, including a change in the nomination procedures with respect to directors of the Company and (iii) a change in the Company's capitalization. These provisions are described in greater detail in "Item 6 - Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer".

         Except as described above and in the Stock Purchase Agreement and as set forth above in the immediately preceding paragraph, no Reporting person has any intention, plan or proposal with respect to:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 15 of 33 Pages
          ----------


             closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
             Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

         Each of the Reporting Parties, however, may, at any time and from time to time, and reserves the right to, subject to the provisions of the Stock Purchase Agreement, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Party in light of its general investment policies, market conditions or other factors.

         Item 4 is amended as follows:

         The purpose of the Current Statement is solely to report changes as explained above to certain agreements. Copies of Amendment No. 1 and the Amended Registration Rights Agreement are attached hereto as Exhibits 1A and 2A, respectively, and are incorporated herein by reference. These changes are described in greater detail in "Item 6 - Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer".

Item 5.  Interest in Securities of the Issuer.

         The Initial Statement reported item 5 as follows:

         (a) and (b). The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon the information contained in the Company's Proxy Statement dated April 25, 1995 and the representations and warranties contained in, and the consummation of the transactions contemplated by, the Stock Purchase Agreement.

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 16 of 33 Pages
          ----------


         As of the close of business on June 6, 1995:


Name of Reporting Party:

         HWH CAPITAL PARTNERS, L.P.

         (a)      Aggregate Number of Securities Owned                8,055,555

                  Percentage                                              15.8%

         (b)      1.       Sole power to vote or to direct
                           the vote                                   8,055,555

                  2.       Shared power to vote or to direct
                           the vote                                       - 0 -

                  3.       Sole power to dispose or to direct
                           the disposition                            8,055,555

                  4.       Shared power to dispose of or to
                           direct the disposition                         - 0 -

         HWH VALENTINE PARTNERS, L.P.

         (a)      Aggregate Number of Securities Owned                9,028,482

                  Percentage                                              17.7%

         (b)      1.       Sole power to vote or to direct
                           the vote                                   9,028,482

                  2.       Shared power to vote or to direct
                           the vote                                       - 0 -

                  3.       Sole power to dispose or to direct
                           the disposition                            9,028,482

                  4.       Shared power to dispose of or to
                           direct the disposition                         - 0 -

         HWH SURPLUS VALENTINE PARTNERS, L.P.

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 17 of 33 Pages
          ----------


         (a)      Aggregate Number of Securities Owned                2,915,963

                  Percentage                                               5.7%

         (b)      1.       Sole power to vote or to direct
                           the vote                                       - 0 -

                  2.       Shared power to vote or to direct
                           the vote                                   2,915,963

                  3.       Sole power to dispose or to direct
                           the disposition                                - 0 -

                  4.       Shared power to dispose of or to
                           direct the disposition                     2,915,963

         HWH, L.P.

         (a)      Aggregate Number of Securities Owned                8,055,555

         (b)      Percentage                                              15.8%

                  1.       Sole power to vote or to direct
                           the vote                                   8,055,555

                  2.       Shared power to vote or to direct
                           the vote                                       - 0 -

                  3.       Sole power to dispose or to direct
                           the disposition                            8,055,555

                  4.       Shared power to direct the
                           disposition                                    - 0 -

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 18 of 33 Pages
          ----------


         HWH VALENTINE, L.P.

         (a)      Aggregate Number of Securities Owned               11,944,445

         (b)      Percentage                                              23.9%

                  1.       Sole power to vote or to direct
                           the vote                                   9,028,482

                  2.       Shared power to vote or to direct
                           the vote                                   2,915,963

                  3.       Sole power to dispose or to direct
                           the disposition                            9,028,482

                  4.       Shared power to direct the
                           disposition                                2,915,963

         HWH INCORPORATED

         (a)      Aggregate Number of Securities Owned                8,055,555

         (b)      Percentage                                              15.8%

                  1.       Sole Power to vote or to direct
                           the vote                                   8,055,555

                  2.       Shared power to vote or to direct
                           the vote                                       - 0 -

                  3.       Sole power to dispose or to direct
                           the dispositions                           8,055,555

                  4.       Shared power to direct the disposition         - 0 -

         HWH VALENTINE INCORPORATED

         (a)      Aggregate Number of Securities Owned               11,944,445

         (b)      Percentage                                              23.9%

                  1.       Sole power to vote or to direct
                           the vote                                   9,028,482

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 19 of 33 Pages
          ----------


                  2.       Shared power to vote or to direct
                           the vote                                   2,915,963

                  3.       Sole power to dispose or to direct
                           the dispositions                           9,028,482

                  4.       Shared power to direct the disposition     2,915,963

         ROBERT B. HAAS

         (a)      Aggregate Number of Securities Owned               20,000,000

         (b)      Percentage                                              39.3%

                  1.       Sole power to vote or to direct
                           the vote                                  17,084,037

                  2.       Shared power to vote or to direct
                           the vote                                   2,915,963

                  3.       Sole power to dispose or to direct
                           the disposition                           17,084,037

                  4.       Shared power to direct the
                           disposition                                2,915,963

         (c). As a result of the arrangements described herein, certain Reporting Parties may be deemed pursuant to Rule 13d-5(b)(1) to be members of a "group" with other Reporting Parties. Under Rule 13d-5(b)(1), each member of a group is deemed to have acquired beneficial ownership of all of the equity securities of the Company that are beneficially owned by the other members of the group. However, each of the Reporting Parties disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Parties, other than the Shares reported in this Schedule as being beneficially owned by such Reporting Party.

         Except as set forth above, no Reporting Party nor, to the best knowledge of each Reporting Party, any person identified on Appendix I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d). To the best knowledge of the Reporting Parties, no person other than the Reporting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 20 of 33 Pages
          ----------

         (e). Not applicable.

         Item 5 is hereby amended as follows:

         (a) and (b). The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon the information contained in the Company's Proxy Statement dated April 22, 1998 and the representations and warranties contained in, and the consummation of the transactions contemplated by, the Stock Purchase Agreement.

         As of the close of business on June 1, 1998:


Name of Reporting Party:

         HWH CAPITAL PARTNERS, L.P.

         (a)      Aggregate Number of Securities Owned                8,055,555

                  Percentage                                              13.4%

         (b)      1.       Sole power to vote or to direct
                           the vote                                   8,055,555

                  2.       Shared power to vote or to direct
                           the vote                                       - 0 -

                  3.       Sole power to dispose or to direct
                           the disposition                            8,055,555

                  4.       Shared power to dispose of or to
                           direct the disposition                         - 0 -

         HWH VALENTINE PARTNERS, L.P.

         (a)      Aggregate Number of Securities Owned                9,028,482

                  Percentage                                              15.0%

         (b)      1.       Sole power to vote or to direct
                           the vote                                   9,028,482

                  2.       Shared power to vote or to direct
                           the vote                                       - 0 -

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 21 of 33 Pages
          ----------


                  3.       Sole power to dispose or to direct
                           the disposition                            9,028,482

                  4.       Shared power to dispose of or to
                           direct the disposition                         - 0 -

         HWH SURPLUS VALENTINE PARTNERS, L.P.

         (a)      Aggregate Number of Securities Owned                2,915,963

                  Percentage                                               4.9%

         (b)      1.       Sole power to vote or to direct
                           the vote                                       - 0 -

                  2.       Shared power to vote or to direct
                           the vote                                   2,915,963

                  3.       Sole power to dispose or to direct
                           the disposition                                - 0 -

                  4.       Shared power to dispose of or to
                           direct the disposition                     2,915,963

         HWH, L.P.

         (a)      Aggregate Number of Securities Owned                8,055,555

         (b)      Percentage                                              13.4%

                  1.       Sole power to vote or to direct
                           the vote                                   8,055,555

                  2.       Shared power to vote or to direct
                           the vote                                       - 0 -

                  3.       Sole power to dispose or to direct
                           the disposition                            8,055,555

                  4.       Shared power to direct the
                           disposition                                    - 0 -

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 22 of 33 Pages
          ----------


         HWH VALENTINE, L.P.

         (a)      Aggregate Number of Securities Owned               11,944,445

         (b)      Percentage                                              15.0%

                  1.       Sole power to vote or to direct
                           the vote                                   9,028,482

                  2.       Shared power to vote or to direct
                           the vote                                   2,915,963

                  3.       Sole power to dispose or to direct
                           the disposition                            9,028,482

                  4.       Shared power to direct the
                           disposition                                2,915,963


         HWH INCORPORATED

         (a)      Aggregate Number of Securities Owned                8,055,555

         (b)      Percentage                                              13.4%

                  1.       Sole Power to vote or to direct
                           the vote                                   8,055,555

                  2.       Shared power to vote or to direct
                           the vote                                       - 0 -

                  3.       Sole power to dispose or to direct
                           the dispositions                           8,055,555

                  4.       Shared power to direct the disposition         - 0 -

         HWH VALENTINE INCORPORATED

         (a)      Aggregate Number of Securities Owned               11,944,445

         (b)      Percentage                                              15.0%

                  1.       Sole power to vote or to direct
                           the vote                                   9,028,482

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 23 of 33 Pages
          ----------


                  2.       Shared power to vote or to direct
                           the vote                                   2,915,963

                  3.       Sole power to dispose or to direct
                           the dispositions                           9,028,482

                  4.       Shared power to direct the disposition     2,915,963

         ROBERT B. HAAS

         (a)      Aggregate Number of Securities Owned               20,000,000

         (b)      Percentage                                              33.2%

                  1.       Sole power to vote or to direct
                           the vote                                  17,084,037

                  2.       Shared power to vote or to direct
                           the vote                                   2,915,963

                  3.       Sole power to dispose or to direct
                           the disposition                           17,084,037

                  4.       Shared power to direct the
                           disposition                                2,915,963


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Initial Statement reported item 6 as follows:

         STOCK PURCHASE AGREEMENT

         The following is a summary of certain provisions of the Stock Purchase Agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Stock Purchase Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Stock Purchase Agreement.

         TRANSFER RESTRICTIONS. The Investors have agreed that they will not transfer the Shares except pursuant to an effective registration statement or an applicable exemption from registration under the Securities Act, and that, during the period (the "Restricted Period") ending on the earliest to occur of:
(i) December 31, 1997, (ii) the date

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 24 of 33 Pages
          ----------


on which the Investors, any of their respective affiliates and any Persons in a 13D Group (any partnership, limited partnership, syndicate or other "group" as such term is used in Section 13(d)(3) of the Exchange Act) with such Persons cease to beneficially own in the aggregate securities entitled to vote generally in the election of directors, or securities convertible into or exercisable or exchangeable for such securities ("Voting Securities") representing at least 10% of the Voting Securities of the Company, (iii) the acquisition by any Person or 13D Group (other than the Investors and their respective affiliates or any transferee thereof) of beneficial ownership of Voting Securities representing the greater of 25% or the percentage of Voting Securities beneficially owned by the Investors, their affiliates and any other Persons in a 13D Group with such Persons minus 10%, (iv) the sale of substantially all of the Common Stock of the Company or all or substantially all of the assets of the Company or its subsidiaries, taken as a whole, through a stock purchase agreement, merger or other business combination, (v) the occurrence of any of the following: (a) the slate of directors actually nominated by the Board of Directors or any committees thereof does not include such number of Investor Designees which, when added to the number of continuing directors who are Investor Designees, equals at least a simple majority of the Board of Directors, (b) any Investor Designee is not elected as a director at any meeting of stockholders or by written consent of the stockholders when such Investor Designee is nominated for election, and sufficient Investor Designees are not added to the Board of Directors such that Investor Designees thereafter constitute at least a simple majority of the Board of Directors, or (c) any Investor Designee becomes unable to serve for any reason during his or her term and is not replaced by an Investor Designee at or before the earlier of the beginning of the next meeting of the Board of Directors or any action to be taken by the Board of Directors by written consent to occur after such event (each of (a), (b) and (c), a "Post-Closing Event"), (vi) the occurrence of a Bankruptcy Event with respect to the Company or any of its subsidiaries having annual revenues of more than $20,000,000, and (vii) a default in the payment of principal or interest when due in respect to indebtedness having an aggregate principal amount in excess of $10,000,000 (except under circumstances where the Company has available funds to make such payment). Notwithstanding the foregoing, the Investors may transfer Shares (i) to their affiliates or limited partners which agree to be bound by the voting and standstill restrictions set forth in the Stock Purchase Agreement, (ii) to an entity which agrees to be bound by such restrictions, to which the transfer has been approved by a majority of the directors who, with respect to such transaction or series of transactions, have no material direct or indirect financial interest in or with respect to such transaction or series of transactions (the "Disinterested Directors"), (iii) to an entity that following such transfer will beneficially own less than 5% of the Common Stock of the Company on a fully diluted basis, (iv) pursuant to Rule 144 under the Securities Act, (v) in a public offering registered under the Securities Act pursuant to which, if such offering is not an underwritten offering, no one entity obtains more than 5% of the Common Stock on a fully diluted basis, or
(vi) pursuant to (a) a tender offer commenced by the Company under the circumstances described in the Stock Purchase Agreement, (b) a tender offer for all outstanding shares of common Stock by any Person other than any Investor or any affiliate thereof, or (c) a tender offer or exchange offer by any Person other than an Investor or any

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 25 of 33 Pages
          ----------


affiliate thereof, in connection with which the Board of Directors (1) recommends that the stockholders of the Company tender their shares of common Stock in such tender or exchange offer or (2) states that it is neutral with respect to such tender or exchange offer. During the Restricted Period, the Investors will not permit any Partnership Change of Control to occur. The Investors may pledge, mortgage, hypothecate or grant a security interest in, or grant participation rights in, the Shares, in each case to a banking institution in a bona fide loan transaction, provided that if any pledgee, mortgagee or holder of such security interest forecloses on the Shares, it may do so only if such pledgee, mortgagee or holder agrees to be bound by the Transfer Restrictions.

         VOTING OF SHARES. The Investors have agreed that, for up to ten years, so long as Investors beneficially own at least 25% of the outstanding Voting Securities, unless a Post-Closing Event has occurred, the Investors will vote all of their Voting Securities for a Board of Directors that will consist at all times of a simple majority of Investor Designees and the remainder of Non-Investor Designees. See "BY-LAWS AMENDMENT" for a description of the method of nomination of Investor Designees and Non-Investor Designees.

         STANDSTILL. The Investors have agreed that during the Standstill Period (as defined below), they will not, nor will they permit any of their Affiliates to, acquire, offer to acquire, or agree to acquire, any Voting Securities; PROVIDED, HOWEVER, that the Investors and any of their Affiliates may acquire Voting Securities (i) as a result of a stock split, stock dividend or similar recapitalization of the Company, the consummation of which does not violate the terms of the ownership restriction set forth below, or (ii) so long as the Investors and their Affiliates (together with any other Persons in a 13D Group in which the Investors and their Affiliates are participants) beneficially own no more than 46% of the Voting Securities of the Company. The "Standstill Period" is the period from the date of the closing until the earliest to occur of: (i) the fifth anniversary of the Closing, (ii) the date on which the Investors and their Affiliates (together with any other Persons in a 13D Group in which the Investors and their Affiliates are participants) cease to beneficially own in the aggregate Voting Securities representing at least 10% of the outstanding Voting Securities of the Company, (iii) a Change of Control (as defined below), (iv) the sale of substantially all of the common Stock or all or substantially all of the assets of the Company through a stock purchase agreement, merger or other business combination, (v) a Post-Closing Event, or
(vi) a Bankruptcy Event, or defaults in payment of principal or interest when due with respect to money borrowed having an aggregate principal amount in excess of $10,000,000 (except under circumstances where the Company has available funds to make such payment). A "Change of Control" for purposes of the "Standstill Period" is defined as the acquisition by any Person or 13D Group (other than the Investors and their respective Affiliates or any transferee thereof) of beneficial ownership of Voting Securities representing the greater of (i) 25% or (ii) the percentage of the outstanding Voting Securities beneficially owned by the Investors, their Affiliates and any other Persons in a 13D Group with such Persons, minus 10%, or more of the outstanding Voting Securities.

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 26 of 33 Pages
          ----------


REGISTRATION RIGHTS AGREEMENT

         The following is a summary of certain provisions of the Registration Rights Agreement, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Registration Rights Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Rights Agreement.

         Concurrently with the execution of the Stock Purchase Agreement, the Company and the Investors executed the Registration Rights Agreement, which provides that any time after the earlier to occur of the second anniversary of the Closing and the termination of the Restricted Period (as defined in the Stock Purchase Agreement), one or more holders may request registration of their Shares and certain shares issued with respect to any of the Shares by way of a dividend, stock split, recapitalization, merger or similar event (the "Registrable Securities"). Other holders of Registrable Securities may join in the registration. Holders of other securities of the Company having registration rights may participate only under certain circumstances and subject to certain limitations. Underwriters for an underwritten offering will be selected by Selling Holders (as defined in the Registration Rights Agreement) of more than 50% of each class of Registrable Securities to be included in the registration, and must be reasonably acceptable to the Company. The Company will not be required to effect more than four registrations or, except on the determination by the Disinterested Directors that such registrations would not harm the stock price, more than one in any six-month period. The Company is not required to effect a registration statement covering less than 15% of the then-outstanding Registrable Securities. The Company will pay all expenses in connection with the first two such registrations and the holders of Registrable Securities to be included in the offering and the Company will pay all expenses for the latter two pro rata according to the number of Registrable Securities to be included in the offering. If the Company proposes to register any Common Stock (except for registration on Form S-4 or Form S-8), the holders of Registrable Securities will have the opportunity to request inclusion of their Registrable Securities in such registration on a pro rata basis with holders who have existing registration rights. The Company will pay all expenses in connection with such registrations.

         The Company has generally agreed to use it best efforts to effect such registrations within 90 days after the period within which requests for registration may be given to the Company. The Company has also agreed to enter into an underwriting agreement on customary terms in the case of an underwritten requested registration, and to use its best efforts to arrange for the underwriters to include requesting holders of Registrable Securities if the Company proposes to register securities in an underwritten offering. The Company has the right, in the case of a requested registration, to postpone the filing of any registration statement for a reasonable period, not to exceed 90 days, if in its reasonable judgment such registration would interfere with any financing, acquisition, corporate reorganization or other material transaction.

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 27 of 33 Pages
          ----------


         The Company has agreed to indemnify each seller of Registrable Securities covered by a registration statement and each underwriter in the offering or sale of such Securities and their respective directors, officers, partners, agents and affiliates, against certain liabilities, including liabilities under the Securities Act.

SECURITIES AGREEMENT

         The Securities Agreement, a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference, provides for the shared voting and dispositive power over the Shares between HWHV and Phemus. This section is qualified in its entirety by reference to the Securities Agreement.

BY-LAWS AMENDMENT

         The Company's stockholders have approved an amendment to the Company's By-Laws (the "By-Laws Amendment"), effective only until the date on which no party is contractually obligated to vote for nominees for director under the Stock Purchase Agreement. See Stock Purchase Agreement; Voting of Shares." The By-Laws Amendment amends the Company's By-Laws to provide that:

                  (i) stockholder nominations for director must be made by written notice, containing certain information, to the Secretary of the Company within ten days after notice of the annual or special meeting, provided that notice shall not be required to be given more than 60 days prior to such meeting;

                  (ii) the Board of Directors will be comprised of an odd number of members from nine to fifteen as determined from time to time by the Board of Directors;

                  (iii) nominations for a simple majority of the Board of Directors to be elected at each annual meeting shall be made by a committee of the Board of Directors (the "Investor Nominating Committee") consisting of Investor Designees, and nominations for the remainder of the Board of directors shall be made by a committee of the Board of Directors (the "Non-Investor Nominating Committee") consisting of members who are Non-Investor Designees, provided that two such Non-Investor Designees must be executive officers of the Company, one of whom will be the chief executive officer, and two must be Unaffiliated Persons (as defined in the By-Law Amendment); and

                  (iv) any amendments to the provisions of the By-Laws described in (i) through (iii) above shall require the affirmative vote of holders of at least two-thirds of the outstanding Common Stock.

         The above summary of the By-Laws Amendment is qualified in its entirety by reference to the By-Laws Amendment, a copy of which is attached as Exhibit 4 and is incorporated herein by reference.

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 28 of 33 Pages
          ----------

         Item 6 is amended as follows:

         AMENDMENT NO. 1

         The following is a summary of certain new provisions contained in Amendment No. 1, dated as of June 1, 1998 ("Amendment No. 1"), by and among, the Company and the Investors, to the "Stock Purchase Agreement," dated as of March 17, 1995, among the Company and the Investors, a copy of which is attached hereto as Exhibit 2A and is incorporated herein by reference. This summary is qualified in its entirety by reference to Amendment No. 1. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1.

         PREEMPTIVE RIGHTS. The Investors have agreed to amend the Stock Purchase Agreement to provide that after the "Effective Date" (which is defined in Amendment No. 1 as the closing date of a transaction between other stockholders of the Company, pursuant to a Stock Purchase Agreement dated as of June 1, 1998.), subject to a few exceptions enumerated in Section 6.12(c), the Investors shall be granted the right to purchase any voting Securities offered by the Company and its subsidiaries for a proportionate share (based on percentage of ownership of outstanding common stock on a fully diluted basis, but without reference to any of two million (2,000,000) additional shares purchased after the Effective Date) of private offering of common stock for cash.

         STANDSTILL. Amendment No. 1 deletes Article 7 of the Stock Purchase Agreement entirely and replaces it with a new standstill provision, the effect of which: (i) limits the Investors' acquisition of additional shares after the Effective Date to two million (2,000,000) and (ii) increases the time period during which the restriction applies (from the year 2000 to the year 2003).

FIRST AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

         The following is a summary of certain new provisions contained in the First Amended and Restated Registration Rights Agreement (the "Amended Registration Rights Agreement"), dated as of March 17, 1995, as amended and restated as of June 1, 1998 among the Company and the Investors, a copy of which is attached as Exhibit 3A hereto and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Amended Registration Rights Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Amended Registration Rights Agreement. The Investors' registration rights have been amended and restated solely to make conforming changes in priorities paralleling those registration rights granted to other stockholders of the Company (collectively, the "Other Registration Rights Agreements"). The Amended Registration Rights Agreement will include the following priorities in the event of a cutback:

--------

1/

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 29 of 33 Pages
          ----------

                  (i) As to demand rights, first priority goes to whichever party made the demand or, if there are more than one requesting parties, pro rata among such parties. Second priority goes to holders of registrable securities exercising incidental rights on a pro rata basis. Third priority goes to securities offered by the Company on its own account.

                  (ii) If all parties to the Other Registration Rights Agreements are exercising incidental rights, they receive priority on a pro rata basis.

         All other registration rights remain unaffected by the Amended Registration Rights.

Item 7.  Material to be Filed as Exhibits

         Each of the following exhibits was originally filed as a paper copy exhibit and is accordingly incorporated by reference.

         1. Stock Purchase Agreement.

         2. Registration Rights Agreement.

         3. Voting and Disposition of Securities Agreement.

         4. Form of Amendment to the By-Laws of the Company.

         5. Joint Filing Agreement.

Item 7 is hereby amended to read as follows:

         1. Stock Purchase Agreement.*

         1A.Amendment No. 1 to Stock Purchase Agreement.

         2. Registration Rights Agreement.*

         2A.First Amended and Restated Registration Rights Agreement.

         3. Voting and Disposition of Securities Agreement.*

         4. Form of Amendment to the By-Laws of the Company.*

         5. Joint Filing Agreement*

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 30 of 33 Pages
          ----------

         6. Initial Statement

* Previously Filed

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 31 of 33 Pages
          ----------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 1998


                                   HWH CAPITAL PARTNERS, L.P.

                                   By: HWH, L.P., its general partner

                                   By: HWH Incorporated, its general
                                       partner

                                   By: /s/ Robert B. Haas
                                   ----------------------
                                   Name:  Robert B. Haas
                                   Title: President


                                   HWH VALENTINE PARTNERS, L.P.

                                   By: HWH Valentine, L.P., its general partner

                                   By: HWH Valentine Incorporated, its general
                                       partner

                                   By: /s/ Robert B. Haas
                                   ----------------------
                                   Name:  Robert B. Haas
                                   Title: President


                                   HWH SURPLUS VALENTINE PARTNERS, L.P.

                                   By: HWH Valentine, L.P., its general partner

                                   By: HWH Valentine Incorporated, its general
                                       partner

                                   By: /s/ Robert B. Haas
                                   ----------------------
                                   Name:
                                   Title:

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 32 of 33 Pages
          ----------

                                   HWH, L.P.

                                   By: HWH Incorporated, its general partner

                                   By: /s/ Robert B. Haas
                                   ----------------------
                                   Name:  Robert B. Haas
                                   Title: President


                                   HWH VALENTINE, L.P.
                                   By: HWH Valentine Incorporated, its general
                                       partner

                                   By: /s/ Robert B. Haas
                                   ----------------------
                                   Name:  Robert B. Haas
                                   Title: President


                                   HWH INCORPORATED

                                   By: /s/ Robert B. Haas
                                   ----------------------
                                   Name:  Robert B. Haas
                                   Title: President


                                   HWH VALENTINE INCORPORATED

                                   By: /s/ Robert B. Haas
                                   ----------------------
                                   Name:  Robert B. Haas
                                   Title: President


                                   /s/ Robert B. Haas
                                   ------------------
                                   Robert B. Haas

                                  SCHEDULE 13D

CUSIP No. 72813P 100                                         Page 33 of 33 Pages
          ----------

                                   APPENDIX I

                       Directors and Executive Officers of
                 HWH Incorporated and HWH Valentine Incorporated
                 -----------------------------------------------


                                       Present Principal Occupation
Name and Position                      and Business Address
-----------------                      ----------------------------

Robert B. Haas                         Private Banker
 Chairman of the Board                 c/o Haas Wheat & Partners Incorporated
 & CEO                                 300 Crescent Court
                                       Suite 1700
                                       Dallas, TX 75201

Douglas D. Wheat                       Private Banker
 President & COO                       c/o Haas Wheat & Partners
                                       Incorporated
                                       300 Crescent Court
                                       Suite 1700
                                       Dallas, TX 75201

      All of the above named individuals are citizens of the United States.